G.C. ANDERSEN PARTNERS CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. Andersen Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas McClure 212 842 1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Chris Andersen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. Andersen Partners Capital, LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Patricia O'Brien
Notary Public, State of New York
No. 01OB4901947
Qualified in Nassau County
Commission Expires 07/27/2021

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G.C. ANDERSEN PARTNERS CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member
G.C. Andersen Partners Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.C. Andersen Partners Capital, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's costs to maintain operations have grown to levels that have become prohibitive to maintain ongoing services to customers and substantial doubt exists regarding the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

CohnReznick LLP

We have served as the Company's auditor since 2006.

New York New York
March XX, 2019

G.C. ANDERSEN PARTNERS CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	71,154
Prepaid expenses - affiliates		515,000
Property and equipment, net		4,226
Prepaid expenses		4,844
Total assets	$	595,224
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	29,035
Promissory note payable		30,153
Total liabilities		59,188
Member's equity		536,036
Total liabilities and member's equity	$	595,224

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

G.C. Andersen Partners Capital, LLC (the "Company") is a wholly-owned subsidiary of G.C. Andersen Partners, LLC ("GCAP") (the "Parent"). The Company was organized on July 28, 2005 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company renders financial advisory services to select clients with respect to capital raising, business restructurings and other financial services.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. BASIS OF PRESENTATION

The accompanying statement of financial condition has been prepared on a going concern basis.

The Company has historically earned profits from operations but due to the nature of the business, cash flows are not consistent and cash infusions are required to maintain operating activities while in the process of providing services to customers. Such cash infusions have been provided by the member when necessary. In recent years the costs to maintain operations have continued to grow to levels that may become prohibitive to maintain ongoing services to customers.

To mitigate these adverse conditions the Company has recently begun the exploration into cost saving initiatives. The savings realized from these initiatives are anticipated to be derived from the reduction in personnel, relocation to new offices and use of external service professionals.

2. **BASIS OF PRESENTATION** *(continued)*

The Company also is in the process of working on several private placement transactions deals that if successful, will have the potential to earn material success fees for the firm for the year ended December 31, 2019.

The Company can provide no assurances that these initiatives will succeed or the transactions will close, therefore substantial doubt exists regarding the Company's ability to continue as a going concern for the 12-month period from the date of this report. This statement of financial condition does not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

For the year ended December 31, 2018, five customers accounted for 100% of the Company's fee income, two of which individually comprise greater than 10%.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. In providing these services, the Company incurs expenses on behalf of its clients that are reimbursed as per the terms of the engagement. Such reimbursed expenses are not recorded as revenues.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In some circumstances, significant judgment is needed to determine the timing and measure of revenue recognition under specific contracts. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's advisory fees generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as contract liability upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. The success fee is earned when the transaction closes.

Adoption of new accounting standards

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods). There was no cumulative effect of initially applying ASC 606 on the opening balance of retained earnings. Therefore, the comparative information has not been reported under the accounting standards in effect for prior periods.

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2018.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05, "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the statement of financial condition. The standard is effective for periods beginning after December 15, 2018. The Company has evaluated the new guidance and determined there is no impact on its statement of financial condition.

4. **RELATED PARTY TRANSACTIONS**

Administration fees

Pursuant to an Expense Sharing Agreement, updated in February 2018, the Company reimburses the Parent for allocated salaries, rent, travel, and other selling, general and administrative expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. As of December 31, 2018, the Company prepaid several months' worth of expenses related to the Expense Sharing Agreement totaling $515,000.

5. LONG-TERM NOTES PAYABLE AND REGULATORY SETTLEMENT

On June 28, 2018, FINRA Enforcement Department concluded their investigation and without admitting or denying the findings, the Company consented to the findings and entered into a settlement agreement in the amount of $50,000 of which $12,500 was paid on July 11, 2018. The remaining balance is payable in monthly installments, carries an 8% interest rate and has a maturity date of July 20, 2020. As of December 31, 2018, $30,153 remains unpaid and included in the promissory note payable on the statement of financial condition. Of the unpaid balance, $18,662 is due to be paid by December 31, 2019 with the remaining balance of $11,491 due by the maturity date.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $11,966, which exceeded the required minimum net capital of $5,000 by $6,966. Aggregate indebtedness at December 31, 2018 totaled $59,188. The Company's percentage of aggregate indebtedness to net capital was 494.63%.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statement.